Exhibit 8.1
                                                                   -----------

                                             August 28, 2003



Countrywide Securities Corporation
4500 Park Granada
Calabasas, California 91302

UBS Securities LLC
1285 Avenue of the Americas
New York, NY 10019

     Re: IndyMac ABS, Inc.
         Home Equity Mortgage Loan Asset-Backed Trust, Series SPMD 2003-A
         Home Equity Mortgage Loan Asset-Backed Certificates, Series SPMD 2003-A
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Ladies and Gentlemen:

     We have acted as special counsel for IndyMac ABS, Inc., a Delaware corporation (the "Company"), in connection with the issuance of the Home Equity Mortgage Loan Asset-Backed Certificates of the above-referenced Series (the "Certificates") pursuant to a Pooling and Servicing Agreement dated as of August 1, 2003 (the "Pooling and Servicing Agreement") among the Company, as depositor, IndyMac Bank, F.S.B., as seller and master servicer (the "Seller" or the "Master Servicer," as appropriate), and Deutsche Bank National Trust Company, as trustee (the "Trustee"). The Class AF-1, Class AF-2, Class AF-3, Class AF-4, Class AF-5, Class MF-1, Class MF-2, Class BF, Class AV-1, Class AV-2, Class MV-1, Class MV-2, Class MV-3, Class MV-4, Class MV-5 and Class BV Certificates are referred to as the "Public Certificates." The Class P, Class C and Class R Certificates are referred to as the "Private Certificates."

     The Certificates will represent the entire beneficial ownership interest in Home Equity Mortgage Loan Asset-Backed Trust, Series SPMD 2003-A (the "Trust"). The assets of the Trust will consist primarily of a pool of conventional sub-prime fixed-rate and adjustable-rate mortgage loans (the "Mortgage Loans") secured by first or second liens on one- to four- family residential properties and certain other properties described in the related prospectus supplement dated August 25, 2003. Capitalized terms not otherwise defined in this opinion have the meanings given to them in the Pooling and Servicing Agreement.

     The Public Certificates are being sold by the Company to you pursuant to an underwriting agreement dated August 26, 2003 (the "Underwriting Agreement"), between the Company and you. On the Closing Date, the Trustee will issue the Certificates in the name or at the direction of the Depositor and will transfer the Certificates to the Depositor in consideration for the sale of the Initial Mortgage Loans from the Depositor to the Trustee. Upon receipt of the Certificates on the Closing Date, the Depositor (i) will sell a portion of the Publicly Offered Certificates to Countrywide Securities Corporation pursuant to an underwriting agreement, (ii) will sell a portion of the Publicly Offered Certificates to UBS Securities LLC pursuant to an


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underwriting agreement and (iii) will remit the proceeds of those sales, together with the Private Certificates, to the Seller in consideration for the sale of the Initial Mortgage Loans from the Seller to the Depositor.

     When we make assumptions for the purposes of expressing the opinions set forth below or when we express no opinion or qualify or limit an opinion as to certain matters or when we state that we rely on certificates, documents, or other matters, in each case we do so with the permission of each addressee of this letter.

     In connection with rendering this opinion, we have examined the Pooling and Servicing Agreement and such other documents, certificates, and records, and have performed such investigations of law, as we have deemed necessary or appropriate as a basis for our opinion. Further, we have assumed the genuineness of all signatures, the authenticity of all documents submitted to us as originals, the conformity to originals of all documents submitted to us as copies or specimens, the authenticity of the originals of such documents submitted to us as copies or specimens, the accuracy of the matters set forth in the documents we have reviewed and the due authorization, execution, and delivery of the Pooling and Servicing Agreement by the parties thereto. We have also assumed that no agreements or understandings between the parties exist regarding the transactions contemplated in the Pooling and Servicing Agreement, other than those contained therein.

     As of the Closing Date, assuming (i) an election is made with respect to each REMIC and (ii) compliance with changes in the law, including any amendments to the Internal Revenue Code of 1986, as amended (the "Code") or applicable Treasury regulations thereunder: (a) each REMIC created pursuant to the Pooling and Servicing Agreement will qualify as a REMIC within the meaning of Section 860D of the Code, (b) the Cap Contract Reserve Fund Excess Reserve Fund Account, the Pre-Funding Account, and the Capitalized Interest Account will be treated as "outside reserve funds" under Treasury regulation section 1.860G-(2)(h) separate from each REMIC created pursuant to the Pooling and Servicing Agreement, (c) the Certificates, other than the Class R Certificates, represent ownership of regular interests in the Master REMIC,
(d) the Certificates', other than the Class R Certificates, right to receive certain amounts from the Excess Reserve Fund Account represent separate contractual rights couple with REMIC regular interests within the meaning of Treasury regulation section 1.860G-2(i), and (e) the Class R Certificates represent ownership of the sole class of residual interest in each REMIC.

     The opinions set forth herein are based upon the existing provisions of the Code and Treasury regulations issued or proposed thereunder, published Revenue Rulings and releases of the Internal Revenue Service and existing case law, any of which could be changed at any time. Any such changes may be retroactive in application and could modify the legal conclusions upon which such opinions are based. The opinions expressed herein are limited as described above, and we do not express an opinion on any other tax aspect of the transactions contemplated by the documents relating to the transaction.

     In rendering the foregoing opinions, we express no opinion as to the laws of any jurisdiction other than the federal income tax laws of the United States. This opinion is rendered as of the date hereof and we undertake no obligation to update this opinion or advise you of any changes in the event there is any change in legal authorities, facts, assumptions or documents on


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which this opinion is based (including the taking of any action by any party to the documents pursuant to any opinion of counsel or a waiver), or any inaccuracy in any of the representations, warranties or assumptions upon which we have relied in rendering this opinion unless we are specifically engaged to do so. This opinion is rendered only to those to whom it is addressed and may not be relied on in connection with any transactions other than the transactions contemplated herein. This opinion may not be relied upon for any other purpose, or relied upon by any other person, firm or corporation for any purpose, without our prior written consent.

                                            Very truly yours,

                                            /s/ Sidley Austin Brown & Wood LLP

                                            SIDLEY AUSTIN BROWN & WOOD LLP